MTech Acquisition Corp.

10124 Foxhurst Court,

Orlando, Florida 32836

January 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	MTech Acquisition Corp.
Registration Statement on Form S-1
Filed December 8, 2017, as amended
File No. 333-221957

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MTech Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Monday, January 29, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Scott Sozio
Scott Sozio
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller LLP